Pricing supplement no. 1414
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 133-I dated April 25, 2008*

Registration Statement No. 333-130051
Dated July 15, 2008
Rule 424(b)(2)

# JPMorganChase

| Structured Investments | JPMorgan Chase & Co.<br>$2,000,000<br>**Return Enhanced Notes Linked to an Equally Weighted Basket of 7 Common Stocks due July 20, 2011** |
|---|---|

## General

- The notes are designed for investors who seek a return of two times the appreciation of an equally weighted basket of 7 common stocks up to a maximum total return on the notes of 77.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 20, 2011[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on July 15, 2008 and are expected to settle on or about July 18, 2008.

## Key Terms

**Basket:** The Basket consists of 7 common stocks (each, a "Basket Stock" and collectively, the "Basket Stocks"). The Basket Stocks and the Bloomberg ticker symbol, the relevant securities exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under "The Basket" on page PS-1 of this pricing supplement.

**Upside Leverage Factor:** 2

**Payment at Maturity:** If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 77.50%. For example, if the Basket Return is more than 38.75%, you will receive the Maximum Total Return on the notes of 77.50%, which entitles you to a maximum payment at maturity of $1,775 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times 2)$$

**Your investment will be fully exposed to any decline in the Basket.** If the Ending Basket Level declines from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond the Starting Basket Level. Accordingly, if the Basket Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

*You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level.*

**Basket Return:** 
$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

**Starting Basket Level:** Set equal to 100 on the pricing date, which was July 15, 2008.

**Ending Basket Level:** The Basket Closing Level on the Observation Date.

**Basket Closing Level:** The Basket Closing Level on the Observation Date will be calculated as follows:

$$100 \times [1 + \text{the sum of the Stock Return of each Basket Stock on the Observation Date} \times (1/7)]$$

**Stock Return:** With respect to each Basket Stock, on the Observation Date:
$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

**Initial Share Price:** With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Pricing Date.

**Final Share Price:** With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Observation Date times the Stock Adjustment Factor for such Basket Stock on such day.

**Stock Adjustment Factor:** With respect to each Basket Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 133-I for further information.

**Observation Date:** July 15, 2011[†]

**Maturity Date:** July 20, 2011[†]

**CUSIP:** 48123LFW9

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 133-I.

**Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 133-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

*To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 133-I, the information in the footnotes (1) and (2) below controls.*

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $31.20 | $968.80 |
| **Total** | $2,000,000 | $62,400 | $1,937,600 |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.20 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-34 of the accompanying product supplement no. 133-I

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## JPMorgan

July 15, 2008

## Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 133-I dated April 25, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 14, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should** carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 133-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 133-I dated April 25, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002225/e31364_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company, " "we," "us" or "our" refers to JPMorgan Chase & Co.

### The Basket

The Basket Stocks and the Bloomberg ticker symbol, the relevant securities exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

| Ticker Symbol | Basket Stock | Exchange | Stock Weighting | Initial Share Price |
|---|---|---|---|---|
| BNI | Burlington Northern Santa Fe Corporation | NYSE | 1/7 | $92.30 |
| CNI | Canadian National Railway Company | NYSE | 1/7 | $47.12 |
| CP | Canadian Pacific Railway Limited | NYSE | 1/7 | $62.53 |
| CSX | CSX Corporation | NYSE | 1/7 | $57.89 |
| KSU | Kansas City Southern | NYSE | 1/7 | $44.05 |
| NSC | Norfolk Southern Corporation | NYSE | 1/7 | $60.86 |
| UNP | Union Pacific Corporation | NYSE | 1/7 | $69.69 |

### Selected Purchase Considerations

- **APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two (2), up to the Maximum Total Return on the notes of 77.50%, or $1,775 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 7 BASKET STOCKS —** The return on the notes is linked to the performance of an equally weighted Basket, which consists of 7 Basket Stocks. These Basket Stocks are the common stocks of Burlington Northern Santa Fe Corporation, Canadian National Railway Company, Canadian Pacific Railway Limited, CSX Corporation, Kansas City Southern, Norfolk Southern Corporation and Union Pacific Corporation.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 133 -I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that we do not currently intend to withhold on proceeds paid to them under Section 1445 of the Code, although it is possible that we may decide (or that the IRS could argue) that we are required to do so.

**Selected Risk Considerations**

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 133-I dated April 25, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 77.50%, regardless of the appreciation of the Basket, which may be significant.

- **CHANGES IN THE VALUE OF THE BASKET STOCKS MAY OFFSET EACH OTHER** — The notes are linked to an equally weighted Basket consisting of 7 Basket Stocks. Price movements in the Basket Stocks may not correlate with each other. At a time when the value of some of the Basket Stocks increase, the value of other Basket Stocks may not increase as much or may even decline in value. Therefore, in calculating the Ending Basket Level, increases in the value of some of the Basket Stocks may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Stocks.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN THE RAILROAD INDUSTRY** — Each of the Basket Stocks has been issued by a company whose primary line of business is directly associated with the railroad industry. Because the value of the notes is determined by the performance of each of the Basket Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the railroad industry is significantly affected by a number of factors in general and local, national and worldwide economic conditions and railroad traffic volumes as well as by weather conditions, natural disasters, fuel prices, geopolitical events and other factors that may either offset or magnify each other, including:

  - volatility of railroad traffic volume;
  - domestic and foreign governmental laws and regulations concerning environmental matters, rates, safety and homeland security;
  - the price and availability of fuels;
  - competition among companies which engage in railroad services and with companies that provide alternative methods of freight transportation;
  - employee and labor relations;
  - litigation and claims, including but not limited to personal injury, property damage, and environmental;
  - safety and security issues associated with cross-border transportation and with the transportation of hazardous materials; and
  - health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of domestic and international trade.

  These or other factors or the absence of such factors could cause a downturn in the railroad industry generally or regionally and could cause the value of the Basket Stocks to decline during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE BASKET STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Basket Stocks, such as voting rights or dividend payments. In addition, the issuers of the Basket Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Basket Stocks and the notes.

- **NO AFFILIATION WITH THE BASKET STOCK ISSUERS** — We are not affiliated with the issuers of the Basket Stocks. We assume no responsibility for the adequacy of the information about the Basket Stock issuers contained in this pricing supplement. You should make your own investigation into the Basket Stocks and their issuers. We are not responsible for the Basket Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked in part to the value of non-U.S. equity securities, such as the common shares of Canadian Pacific Railway Limited ("Canadian Pacific" and such common shares, the "common stock of Canadian Pacific") and the common shares of Canadian National Railway Company ("Canadian National" and such common shares, the "common stock of Canadian National") which are issued by Canadian issuers and traded on both the New York Stock Exchange in U.S. dollars and the Toronto Stock Exchange in Canadian dollars, involves risks associated with the home country of the issuer of the non-U.S. equity securities. The notes are linked in part to the common stocks of Canadian Pacific and Canadian National quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from such common stocks, quoted and traded in Canadian dollars on the Toronto Stock Exchange. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES LINKED TO THE COMMON STOCKS OF CANADIAN PACIFIC AND CANADIAN NATIONAL ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the common stocks of Canadian Pacific and Canadian National are quoted and traded in U.S. dollars on the New York Stock Exchange and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stocks of Canadian Pacific and Canadian National in the two different currencies and, as a result, will likely affect the market price of the common stocks of Canadian Pacific and Canadian National trading on the New York Stock Exchange. These trading differences and currency exchange may affect the market value of the notes and whether the Ending Basket Level will be greater than, equal to or less than the Starting Basket Level. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Basket Stock issuers, including extending loans to, or making equity investments in, such Basket Stock issuers or providing advisory services to such Basket Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Basket Stock issuers and these reports may or may not recommend that investors buy or hold the Basket Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Basket Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE BASKET STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Basket Stocks or instruments related to one or more of the Basket Stocks. We or our affiliates may also trade in the Basket Stocks or instruments related to either or both of the Basket Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Basket Stock to reflect certain events affecting such Basket Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Basket Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 133-I for further information.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Basket Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Stocks;
  - the time to maturity of the notes;
  - the dividend rates paid on the Basket Stocks;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the occurrence of certain events affecting the issuer(s) of the Basket Stock(s) that may or may not require an adjustment to the applicable Stock Adjustment Factor, including a merger or acquisition; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 77.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Basket Level | Basket Return | Total Return |
|---|---|---|
| 180.00 | 80.00% | 77.50% |
| 165.00 | 65.00% | 77.50% |
| 150.00 | 50.00% | 77.50% |
| 140.00 | 40.00% | 77.50% |
| 138.75 | 38.75% | 77.50% |
| 130.00 | 30.00% | 60.00% |
| 120.00 | 20.00% | 40.00% |
| 110.00 | 10.00% | 20.00% |
| 105.00 | 5.00% | 10.00% |
| 102.50 | 2.50% | 5.00% |
| **100.00** | **0.00%** | **0.00%** |
| 95.00 | -5.00% | -5.00% |
| 90.00 | -10.00% | -10.00% |
| 85.00 | -15.00% | -15.00% |
| 80.00 | -20.00% | -20.00% |
| 70.00 | -30.00% | -30.00% |
| 60.00 | -40.00% | -40.00% |
| 50.00 | -50.00% | -50.00% |
| 40.00 | -60.00% | -60.00% |
| 30.00 | -70.00% | -70.00% |
| 20.00 | -80.00% | -80.00% |
| 10.00 | -90.00% | -90.00% |
| 0.00 | -100.00% | -100.00% |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.**

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 does not exceed the Maximum Total Return of 77.50%, the investor receives a payment at maturity of $1,400 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (20\% \times 2)] = \$1,400$$

**Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 140.**

Because the Ending Basket Level of 140 is greater than the Starting Basket Level of 100 and the Basket Return of 40% multiplied by 2 exceeds the Maximum Total Return of 77.50%, the investor receives a payment at maturity of $1,775 per $1,000 principal amount note, the maximum payment on the notes.

**Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.**

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

## The Basket Stocks

### Public Information

All information contained herein on the Basket Stocks and on the Basket Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Basket Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Basket Stocks" beginning on page PS-18 of the accompanying product supplement no. 133-I for more information.

### Historical Information of the Basket Stocks and the Basket

The graphs contained in this pricing supplement set forth the historical performance of the Basket Stocks based on the weekly closing prices (in U.S. dollars) of the Basket Stocks from January 3, 2003 through July 11, 2008, as well as the Basket as a whole based on the weekly closing prices (in U.S. dollars) of the Basket Stocks from January 3, 2003 through July 11, 2008. The graph of the historical Basket performance assumes the Basket Closing Level on January 3, 2003 was 100 and the Stock Weightings were as specified under "The Basket" on page PS-1 of this pricing supplement. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Basket Stock, the price of such Basket Stock has experienced significant fluctuations. The historical performance of each Basket Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Basket Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Basket Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Basket Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Basket Stock.

### Burlington Northern Santa Fe Corporation ("BNSF")

According to its publicly available filings with the SEC, BNSF, through its subsidiaries, is engaged primarily in the freight rail transportation business. BNSF's primary operating subsidiary, BNSF Railway, operates one of the largest North American rail networks in 28 states and two Canadian provinces. The common stock of BNSF, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of BNSF in the accompanying product supplement no. 133-I. BNSF's SEC file number is 001-11535.

### Historical Information of the Common Stock of BNSF

The following graph sets forth the historical performance of the common stock of BNSF based on the weekly closing price (in U.S. dollars) of the common stock of BNSF from January 3, 2003 through July 11, 2008. The closing price of the common stock of BNSF on July 15, 2008 was $92.30.



## Canadian National Railway Company ("Canadian National")

According to its publicly available filings with the SEC, Canadian National is engaged in the rail and related transportation business. Canadian National spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, with connections to all points in North America. The common shares of Canadian National, no par value (which we refer to as the "common stock of Canadian National"), is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Canadian National in the accompanying product supplement no. 133-I. Canadian National's SEC file number is 001-2413.

### Historical Information of the Common Stock of Canadian National

The following graph sets forth the historical performance of the common stock of Canadian National based on the weekly closing price (in U.S. dollars) of the common stock of Canadian National from January 3, 2003 through July 11, 2008. The closing price of the common stock of Canadian National on July 15, 2008 was $47.12.



## Canadian Pacific Railway Limited ("Canadian Pacific")

According to its publicly available filings with the SEC, Canadian Pacific, together with its subsidiaries, is a fully integrated and technologically advanced railway providing rail and intermodal freight transportation services over a network serving the principal business centers of Canada, the US Midwest and Northeast regions. The common shares of Canadian Pacific, no par value (which we refer to as the "common stock of Canadian Pacific"), is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Canadian Pacific in the accompanying product supplement no. 133-I. Canadian Pacific's SEC file number is 001-15272.

### Historical Information of the Common Stock of Canadian Pacific

The following graph sets forth the historical performance of the common stock of Canadian Pacific based on the weekly closing price (in U.S. dollars) of the common stock of Canadian Pacific from January 3, 2003 through July 11, 2008. The closing price of the common stock of Canadian Pacific on July 15, 2008 was $62.53.



*CSX Corporation ("CSX")*

According to its publicly available filings with the SEC, CSX, together with its subsidiaries, provides customers access to a modern transportation network that connects ports, production, facilities and distribution centers to markets in the Northeast, Midwest and the southern states. CSX transports a diversified portfolio of products serving every major market in the eastern United States and has direct access to all Atlantic and Gulf Coast ports, as well as the Mississippi River, the Great Lakes and St. Lawrence Seaway. The common stock of CSX, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of CSX in the accompanying product supplement no. 133-I. CSX's SEC file number is 001-8022.

**Historical Information of the Common Stock of CSX**

The following graph sets forth the historical performance of the common stock of CSX based on the weekly closing price (in U.S. dollars) of the common stock of CSX from January 3, 2003 through July 11, 2008. The closing price of the common stock of CSX on July 15, 2008 was $57.89.



*Kansas City Southern*

According to its publicly available filings with the SEC, Kansas City Southern is engaged primarily in the freight rail transportation business through operating a single coordinated rail network. The company provides customers with freight delivery services within its regions and throughout North America through connections with other carriers. The common stock of Kansas City Southern, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Kansas City Southern in the accompanying product supplement no. 133-I. Kansas City Southern's SEC file number is 001-4717.

**Historical Information of the Common Stock of Kansas City Southern**

The following graph sets forth the historical performance of the common stock of Kansas City Southern based on the weekly closing price (in U.S. dollars) of the common stock of Kansas City Southern from January 3, 2003 through July 11, 2008. The closing price of the common stock of Kansas City Southern on July 15, 2008 was $44.05.



### Norfolk Southern Corporation ("Norfolk Southern")

According to its publicly available filings with the SEC, Norfolk Southern is a company that controls a major freight railroad, Norfolk Southern Railway Company. Norfolk Southern is primarily engaged in the rail transportation of raw materials, intermediate products and finished goods primarily in the Southeast, East and Midwest and, via interchange with rail carriers, to and from the rest of the United States. The common stock of Norfolk Southern, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Norfolk Southern in the accompanying product supplement no. 133-I. Norfolk Southern's SEC file number is 001-8339.

#### Historical Information of the Common Stock of Norfolk Southern

The following graph sets forth the historical performance of the common stock of Norfolk Southern based on the weekly closing price (in U.S. dollars) of the common stock of Norfolk Southern from January 3, 2003 through July 11, 2008. The closing price of the common stock of Norfolk Southern on July 15, 2008 was $60.86.



### Union Pacific Corporation ("Union Pacific")

According to its publicly available filings with the SEC, Union Pacific owns one of America's leading transportation companies. Its principal operating company, Union Pacific Railroad Company, links 23 states in the western two-thirds of the country and serves the fastest-growing U.S. population centers. The common stock of Union Pacific, par value $2.50 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Union Pacific in the accompanying product supplement no. 133-I. Union Pacific's SEC file number is 001-6075.

#### Historical Information of the Common Stock of Union Pacific

The following graph sets forth the historical performance of the common stock of Union Pacific based on the weekly closing price (in U.S. dollars) of the common stock of Union Pacific from January 3, 2003 through July 11, 2008. The closing price of the common stock of Union Pacific on July 15, 2008 was $69.69.



**Historical Information of the Basket**

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from January 3, 2003 through July 11, 2008. The following graph assumes the Basket Closing Level on January 3, 2003 was 100 and the Stock Weightings were as specified on PS-1 of this pricing supplement.

